UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2023

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer deliveries increase 47% in 2Q23 totaling 17 Commercial and 30 Executive Jets

• In 2023 thus far, Embraer has delivered 24 commercial and 38 executive jets

• Firm order backlog reached US$ 17.3 billion in 2Q23

São José dos Campos, Brazil, August 3, 2023 – Embraer (NYSE: ERJ; B3: EMBR3) delivered a total of 47 jets in the second quarter of 2023, of which 17 were commercial aircraft and 30 were executive jets (19 light jets and 11 midsize jets). During the year, the company delivered a total of 62 aircraft (24 commercial and 38 executive). The second quarter deliveries were 47% higher than in the same period from 2022. In the first half of 2023, the volume has increased 35% compared to 2022, when 46 jets have been delivered. Compared to the second quarter of 2022, deliveries volume increased by 55% in Commercial Aviation and 43% in Executive Jets. The firm order backlog ended the period at US$ 17.3 billion.

In Commercial Aviation, American Airlines signed a firm order with Embraer for seven new E175s. The aircraft will be operated by the subsidiary Envoy Air. With deliveries to begin 4Q23, Envoy’s fleet of E-Jets will grow to over 141 aircraft by the end of 2024.

Embraer also received a firm order from Binter for six E195-E2s, which will bring Binter’s E2 fleet to 16 jets when deliveries are completed. This order will be included in Embraer’s backlog once all contractual contingencies are cleared.

Malaysia’s SKS Airways closed an agreement to add ten E195-E2 jets to its fleet. In addition, SKS joined the Pool Program to support aircraft to be operated in Southeast Asia. Scoot, a low-cost subsidiary of Singapore Airlines, is also adding nine E190-E2s to its portfolio. And Royal Jordanian Airlines reached an agreement to introduce eight E190-E2 and E195-E2 jets into its operations, with deliveries starting in the 4Q23. All three agreements involved contracts with the leasing company Azorra.

Four E175s began to operate with Star Air, an Indian airline that already operates E-Jets. Star Air has also extended its Pool Program contract to include the E175s in its fleet.

In addition to Star Air and SKS Airways, Embraer Services & Support signed Pool Program contract extensions with Rex Group (Australia) and Amelia (France). Another highlight of the quarter for the business unit was the announcement of 20 E-Jets P2F for the Lanzhou Group. This is the first Embraer P2F agreement in China.

In Executive Aviation, NetJets signed a contract with Embraer for the acquisition of up to 250 Praetor 500 jet options. The deal is valued at more than US$ 5 billion, and deliveries are expected to begin in 2025.

For Embraer Defense & Security, a Memorandum of Understanding was signed with Saab to position the C-390 Millennium as the preferred solution for the tactical air transport requirements of the Swedish Air Force and in the search for opportunities for potential Gripen customers in Latin America.

About Embraer

A global aerospace company headquartered in Brazil, Embraer (NYSE: ERJ; B3: EMBR3) completes 50 years of operations in the Commercial Aviation, Executive Aviation, Defense & Security, and Agricultural Aviation segments. The Company designs develops, manufactures, and markets aircraft and systems, in addition to providing after-sales Services & Support to customers.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, every 10 seconds an aircraft manufactured by Embraer takes off from somewhere in the world, transporting more than 145 million passengers annually.

Embraer is the leading manufacturer of commercial jets with up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service centers, and parts distribution, among other activities, in the Americas, Africa, Asia, and Europe.

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 170	**191**	**191**	-
Airnorth (Australia)	1	1	-
Alitalia (Italy)	6	6	-
BA CityFlyer (UK)	6	6	-
Cirrus (Germany)	1	1	-
ECC Leasing (Ireland)	6	6	-
EgyptAir (Egypt)	12	12	-
Finnair (Finland)	10	10	-
GECAS (USA)	9	9	-
JAL (Japan)	18	18	-
LOT Polish (Poland)	6	6	-
NAC / Jetscape (USA)	1	1	-
Petro Air (Libya)	2	2	-
Regional (France)	10	10	-
Republic Airlines (USA)	48	48	-
Satena (Colombia)	1	1	-
Saudi Arabian Airlines (Saudi Arabia)	15	15	-
Sirte Oil (Libya)	1	1	-
Suzuyo (Japan)	2	2	-
TAME (Ecuador)	2	2	-
US Airways (USA)	28	28	-
Virgin Australia (Australia)	6	6	-

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 190	**568**	**568**	**-**
Aero Republica (Colombia)	5	5	-
Aeromexico (Mexico)	12	12	-
Air Astana (Kazakhstan)	2	2	-
Air Canada (Canada)	45	45	-
Air Caraibes (Guadalupe)	1	1	-
Air Lease (USA)	23	23	-
Air Moldova (Moldavia)	1	1	-
Augsburg (Germany)	2	2	-
Austral (Argentina)	22	22	-
AZAL (Azerbaijan)	4	4	-
Azul (Brazil)	5	5	-
BA CityFlyer (UK)	9	9	-
BOC Aviation (Singapore)	14	14	-
China Southern (China)	20	20	-
CIAF (Egypt)	3	3	-
CIT (USA)	7	7	-
Conviasa (Venezuela)	16	16	-
Copa (Panama)	15	15	-
Dniproavia (Ukraine)	5	5	-
ECC Leasing (Ireland)	1	1	-
Finnair (Finland)	12	12	-
GECAS (USA)	27	27	-
Guizhou / Colorful (China)	9	9	-
Hainan (China)	50	50	-
Hebei (China)	6	6	-
JAL (Japan)	14	14	-
JetBlue (USA)	64	64	-
Kenya Airways (Kenya)	10	10	-
KLM (The Netherlands)	26	26	-
KunPeng (China)	5	5	-
LAM (Mozambique)	2	2	-
Lufthansa (Germany)	9	9	-
M1 Travel (Lebanon)	8	8	-
NAC / Aldus (Ireland)	21	21	-
NAC / Jetscape (USA)	9	9	-
NAS Air (Saudi Arabia)	3	3	-
NIKI (Austria)	7	7	-
Regional (France)	10	10	-
Republic (USA)	2	2	-
Taca (El Salvador)	11	11	-
TAME (Ecuador)	3	3	-
TRIP (Brazil)	3	3	-
US Airways (USA)	25	25	-
Virgin Australia (Australia)	18	18	-
Virgin Nigeria (Nigeria)	2	2	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations